EXHIBIT 99.1

 Immediate Release: NR 11-23

 EXTORRE ANNOUNCES MORE HIGH GRADES FROM ZOE VEIN AT CERRO MORO

Vancouver, B.C., December 7, 2011 – Extorre Gold Mines Limited (AMEX:XG; TSX:XG; Frankfurt: E1R, “Extorre” or the “Company”) is pleased to announce high grade to  bonanza grade gold-silver results from 17 of 28 new holes drilled on the Zoe zone at Cerro Moro, Santa Cruz Province, Argentina. Some of the drill holes represent potential extensions to the National Instrument 43-101 compliant resource estimate dated November 3rd, 2011.

Assay highlights include:

MD1391 intersected 11.15 metres (“m”) at 36.3 grams per tonne (“g/t”) gold + 4,412 g/t silver (124.5 g/t gold equivalent*), including 0.65 m at 487.4 g/t gold + 37,993 g/t silver (1,247.2 g/t gold equivalent*).

MD1405 intersected 4.60 m at 27.5 g/t gold + 3,424 g/t silver (96.0 g/t gold equivalent*), including 0.80 m at 128.5 g/t gold + 12,199 g/t silver (372.5 g/t gold equivalent*).

MD1411 intersected 3.55 m at 32.8 g/t gold + 2,819 g/t silver (89.2 g/t gold equivalent*), including 0.32 m at 136.2 g/t gold + 10,792 g/t silver (352.0 g/t gold equivalent*).

MD1429 intersected 2.47 m at 44.9 g/t gold + 2,951 g/t silver (103.9 g/t gold equivalent*), including 0.66 m at 158.1 g/t gold + 9,601 g/t silver (350.2 g/t gold equivalent*).

MD1433 intersected 9.00 m at 1.3 g/t gold + 261 g/t silver (6.5 g/t gold equivalent*), including 1.4 m at 2.3 g/t gold + 953 g/t silver (21.3  g/t gold equivalent*).

*Gold equivalent grade is calculated by dividing silver grades by 50 and adding this figure to gold grade and assuming 100% metallurgical recovery.

Matt Williams, Extorre´s Exploration Manager stated “These results represent a mix of infill drilling to gain further confidence in the Zoe resource and step out drilling to test for extensions to the deposit. As Zoe represents 24% of the total indicated mineral resource and 37% of the inferred mineral resource for Cerro Moro, it remains our focus for two of the four drill rigs employed on the property.

“Of particular significance is the MD1433 drill intersection at a 420 metre vertical depth below surface, the deepest intercept to date of significant mineralization on the Cerro Moro property. The 420 metre depth, when compared to the other principal zones: 270 m at Escondida and 320 m at Gabriela, demonstrates the potential for expanding all of the veins at Cerro Moro to depth.

“Elsewhere at Cerro Moro a total of 65 drill holes have been completed on 22 targets. A number of these holes have successfully intersected veins displaying the mineral assemblage considered favourable for high grades. Some follow-up drilling is in progress to establish grade continuity of the discoveries but preliminary indications are encouraging.”

Zoe East Drilling
Of the two drill rigs at Zoe, one is testing for extensions at depth and the second is exploring for repetitions of the Zoe deposit up to three kilometres to the east. Three drill holes, spaced 500 metres apart, have successfully intersected what is interpreted to be the Zoe structure over a 1.5 kilometre strike length. Visual indications suggest that the early intercepts are high in the system, a geological situation common to the Zoe and the Martina deposits. Deeper step back holes are planned.

The Escondida structure (on which the Zoe vein is located) has now been traced for over a strike length of 10 kilometres.

Other Drilling
A third rig is currently drilling to provide geotechnical data to assist in detailed open pit planning of pit wall angles and slope stability. This data will feed into the revised Preliminary Economic Assessment (“PEA-3”) scheduled for release in the first quarter 2012. PEA-3 will be based on the recent mineral resource estimate released on November 3.

A fourth drill rig continues to test new targets defined by Extorre’s geological team.

Detailed Results
Of a total of 28 new drill hole assay results, significant results from 17 are detailed in the following table. The remaining 11 were low grade and/or narrow. Results from an additional 33 new holes at the Zoe vein are awaited.

Click here for location plan of the Zoe target and a longitudinal section showing the drill hole array.

Significant drilling results from the Zoe vein (at a 1.0 g/t gold equivalent* cut-off grade):

Drill Hole	From (m)	To (m)	Width (m)	Gold (g/t)	Silver (g/t)	Gold Equivalents* (g/t)	Gold Equivalents* (oz/ton)
MD1384A#	321.16	326.75	5.59	2.2	253	7.2	0.21
including	323.70	324.42	0.72	9.7	1,021	30.1	0.87
MD1389	306.28	307.68	1.40	22.1	766	37.4	1.08
including	306.28	306.94	0.66	38.7	1,286	64.4	1.87
MD1391	111.95	123.10	11.15	36.3	4,412	124.5	3.61
including	114.46	118.48	4.02	99.7	11,504	329.8	9.56
including	115.85	116.50	0.65	487.4	37,993	1,247.2	36.17
MD1393A	172.00	173.40	1.40	5.1	594	16.9	0.49
including	172.35	172.90	0.55	9.6	1,029	30.2	0.88
MD1394	82.70	87.30	4.60	7.2	1,627	39.7	1.15
including	83.20	84.30	1.10	22.4	4,506	112.5	3.26
MD1397#	350.00	352.36	2.36	1.4	179	5.0	0.15
and	363.00	366.00	3.00	2.7	326	9.2	0.27
including	364.00	365.00	1.00	5.7	613	17.9	0.52
MD1399	228.38	232.00	3.62	3.0	283	8.7	0.25
including	231.20	231.50	0.30	10.7	854	27.8	0.81
MD1405	124.70	129.30	4.60	27.5	3,424	96.0	2.78
including	126.50	127.30	0.80	128.5	12,199	372.5	10.80
MD1408	140.00	140.90	0.90	8.8	1,369	36.2	1.05
MD1411	177.55	181.10	3.55	32.8	2,819	89.2	2.59
including	178.85	181.10	2.25	50.6	4,274	136.1	3.95
including	178.85	179.17	0.32	136.2	10,792	352.0	10.21
MD1414	243.40	243.90	0.50	19.9	1,395	47.8	1.39
MD1416	239.67	242.15	2.48	4.3	369	11.6	0.34
including	240.54	241.05	0.51	15.3	1,076	36.8	1.07
MD1423A	153.82	155.92	2.10	1.4	175	4.9	0.14
including	153.82	154.20	0.38	4.0	451	13.1	0.38
MD1429#	195.30	197.77	2.47	44.9	2,951	103.9	3.01
including	196.64	197.30	0.66	158.1	9,601	350.2	10.16
MD1433	514.00	523.00	9.00	1.3	261	6.5	0.19

Drill Hole	From (m)	To (m)	Width (m)	Gold (g/t)	Silver (g/t)	Gold Equivalents* (g/t)	Gold Equivalents* (oz/ton)
including	517.25	518.65	1.40	2.3	953	21.3	0.62
MD1445	173.30	177.40	4.10	6.3	545	17.2	0.50
including	173.30	174.15	0.85	17.1	1,732	51.7	1.50
MD1448	108.05	110.00	1.95	44.4	4,254	129.5	3.76
including	108.38	109.23	0.85	80.6	8,047	241.5	7.00

# Notes:
1.	The intercepts in drill hole MD1397 represent footwall splays of the main mineralized structure. No significant results were reported for the main mineralized structure within this hole.
2.
Stockwork styles of mineralization above a 1.0 g/t gold equivalent cut off immediately above the Zoe structure were intersected in drill holes MD1384A and MD1429 (4.12 and 6.50 m respectively). Additional drilling is required to determine the continuity of this style in these areas.

Quality Control and Assurance
Drill widths presented in the table above are drill intersection widths and may not represent the true widths of mineralization.

Gold assay results presented above are preliminary with no cutting of high grades. All diamond drill core samples are split on regular metre intervals or on geological contacts and represent sawn half HQ-size core. Samples were prepared at the Acme Analytical Laboratories (“Acme Labs”) preparation facility on-site at Cerro Moro (managed and staffed by Acme Labs), and assayed by fire assay (50 gram charge) at the Acme Labs laboratory in Chile, an ISO-9001:2000 certified laboratory.

Check assaying of all samples assaying greater than 1.0 g/t gold is completed by Acme Labs. Samples returning greater than 10 g/t gold and/or greater than 100 g/t silver are assayed using gravimetric analyses. Standard and blank samples are used throughout the sample sequence as checks for the diamond drilling reported in this release.

Assaying by the screen fire assay method has been implemented in conjunction with standard 50 gram fire assaying, for diamond drill cores that contain visible gold. The procedure for screen fire assaying involves crushing and sieving of a nominal 500 or 1,000 gram sample to a particle size of 100 microns. All material which does not pass through the 100 micron sieve is then assayed. Two fire assays are undertaken on the undersize material as a check on homogeneity. The total gold content is then calculated.

Matthew Williams, Extorre’s Exploration Manager and a “qualified person” within the definition of that term in National Instrument (“NI”) 43-101, Standards of Disclosure for Mineral Projects, has supervised the preparation of the technical information contained in this news release.

About Extorre
Extorre is a Canadian public company listed on the Toronto and NYSE Amex Exchanges (symbol XG). The assets of the Company comprise CDN $28 million in cash, the Cerro Moro, Puntudo and Don Sixto projects, and other mineral exploration properties in Argentina.

On August 4, 2011 Extorre announced the results of the second Preliminary Economic Assessment (“PEA-2”) for a potential mine development at Cerro Moro. The study was based on the interim (April, 2011) NI 43-101 compliant mineral resource estimate which did not include any resources from the Zoe discovery, as it was still being drilled at that time. In PEA-2 production was based on an 8.25 year, 1,000 tonnes per day mining and processing operation producing a total of 494,700 ounces of gold and 26.6 million ounces of silver. The proposed mine would produce an average of 206,300 ounces gold equivalent* per year for the first 3 years at a cash cost of US $236/ounce gold equivalent*.

Click here for a link to the National Instrument 43-101 compliant report.

Updated PEA
On November 3, 2011 the Company issued an updated resource statement that will lead to a revised economic assessment and a revision to the Environmental Impact Assessment approval received on May 17, 2011. A new Preliminary Economic Assessment (“PEA-3”) for the potential development of a mine at Cerro Moro is scheduled to be issued in Q1-2012 and is expected to provide the Board with sufficient confidence to make a financing and mine development decision. A mine development decision based on a PEA rather than a bankable feasibility study carries additional potential risks which include, but are not limited to, the inclusion of inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary economic assessment will be realized; mine design and mining schedules, metallurgical flow sheets and process plant designs which may require additional detailed work to ensure satisfactory operational conditions and the inability to acquire adequate finance due to requirements of bankers. Other risks may include, but not limited to, availability of power and water and political risks. (Additional risk factors are noted below). Some of the risks noted above may be mitigated by technical studies undertaken solely on the Indicated category resources that will be included in the PEA-3 mine plans and that will be completed to at least Pre-Feasibility level and will have sufficient capital (CAPEX) and operating (OPEX) cost data to demonstrate economic viability.

You are invited to visit the Extorre web site at www.extorre.com.

EXTORRE GOLD MINES LIMITED Eric Roth President and CEO extorre@extorre.com	Suite 1660, 999 West Hastings St. Vancouver, BC Canada V6C 2W2
For further information, please contact: Rob Grey, VP Corporate Communications Tel: 604.681.9512 Fax: 604.688.9532 Toll-free: 1.888.688.9512

Safe Harbour Statement – This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the extent and timing of its drilling programs, various studies including the PEA, and the Environmental Impact Assessment, and exploration results, the potential tonnage, grades and content of deposits, timing, establishment and extent of resources estimates, potential production from and viability of its properties, production costs and permitting submission and timing. These forward-looking statements are made as of the date of this news release. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold and silver, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters of with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties, including those relating to the Cerro Moro project and general risks associated with the mineral exploration and development industry described in the Company’s Annual Information Form for the fiscal period ended December 31, 2010, dated March 25, 2011 filed with the Canadian Securities Administrators and available at www.sedar.com . Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term “resource” does not equate to the term “reserve”. The Securities Exchange Commission’s (the “SEC”) disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by SEC standards, unless such information is required to be disclosed by the law of the Company’s jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

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